Exhibit 12.76

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2017	2016	2015	2014	2013	2012
	(In millions)
Earnings:
Pretax earnings	$163	$975	$836	$830	$741	$768
Adjustments	(3)	(8)	(11)	(11)	(7)	(7)
Fixed charges	70	278	277	267	281	286
Net earnings	$230	$1,245	$1,102	$1,086	$1,015	$1,047

Fixed Charges:
Interest expense	$65	$261	$255	$247	$264	$269
Adjustments	5	17	22	20	17	17
Fixed charges	$70	$278	$277	$267	$281	$286

Ratio of earnings to fixed charges	3.29	4.48	3.98	4.07	3.61	3.66